FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated November 17, 2006 regarding Amendment to Tender Offer Registration Statement and Amendment to Public Notice of Commencement of Tender Offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: December 4, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

Hitachi Submitted Amendment to Tender Offer Registration Statement

and Announced Amendment to Public Notice of Commencement of Tender Offer

TOKYO, Japan, November 17, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today submitted the Amendment to the Tender Offer Registration Statement regarding the tender offer for common stock of Clarion Co., Ltd. (TSE:6796) pursuant to Article 27-8, paragraphs 1 and 2 of the Securities and Exchange Law of Japan, which was accepted by Director-General of Kanto Local Finance Bureau, dated November 17, 2006. Consequently, pursuant to Article 27-8, paragraph 11 of the Securities and Exchange Law of Japan, Hitachi amended the Public Notice of Commencement of Tender Offer dated October 25, 2006. The overview of the Amendment to the Tender Offer Registration Statement and amendment to the Public Notice of Commencement of Tender Offer are as follows.

1.	Overview of Tender Offer

(1) Name of subject company	Clarion Co., Ltd.
(2) Class of stock to be purchased	Common stock
(3) Tender Offer period	From October 25, 2006 (Wed.) Through November 30, 2006 (Thu.)
(4) Purchase price	230 yen per share

2.	Amendment to Tender Offer Registration Statement

Hitachi submitted the Amendment to the Tender Offer Registration Statement because certain amendments should be made on the Tender Offer Registration Statement which Hitachi submitted on October 25, 2006. The amendments are as follows.

(1)	Certain amendments were made because it is determined that measures to prohibit the acquisition of the shares under the antitrust law of each country were not taken in the U.S., Germany, France, Sweden and Mexico.

(2)	Certain amendments were made on the description regarding the Special Related Parties pursuant to Article 27-2, paragraph 7 of the Securities and Exchange Law of Japan.

3.	Amendment to Public Notice of Commencement of Tender Offer

The Public Notice of Commencement of Tender Offer dated October 25, 2006 was amended as follows. Amendments are marked by underlines.

(1)	“2. Overview of Tender Offer - (7) Ownership percentage of shares, etc. held by Offeror, held by Special Related Parties as of the date of this Notice and sum of both ownership percentages”

(Before amendment)

Offeror 14.41%        Special Related Parties 0.04%        Total 14.45%

(After amendment)

Offeror 14.41%        Special Related Parties 0.05%        Total 14.46%

(2)	“2. Overview of Tender Offer - (8) Ownership percentage of shares, etc. held by Offeror after the Tender Offer, and sum of such ownership percentage and the ownership percentage of shares, etc. held by Special Related Parties as of the date of this Notice”

(Before amendment)

Offeror 50.05%        Total 50.09%

(Note)	The Offeror will purchase all of the tendered shares, etc. if the total number of shares, etc. exceeds the number of shares to be purchased for the Tender Offer. Therefore, the holding ratio of shares, etc. after the Tender Offer may be more than 50.05% and 50.09% above, respectively.

(After amendment)

Offeror 50.05%        Total 50.10%

(Note)	The Offeror will purchase all of the tendered shares, etc. if the total number of shares, etc. exceeds the number of shares to be purchased for the Tender Offer. Therefore, the holding ratio of shares, etc. after the Tender Offer may be more than 50.05% and 50.10% above, respectively.

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